Exhibit 99.1

Ad hoc announcement pursuant to Article 53 LR

Opfikon, Switzerland, 19 August 2026 – 07:00 CEST

Q2 revenue moderate as expected, commercial momentum strengthened, 2026 guidance confirmed

•

Strong commercial momentum in the second quarter with net increase of +21,000 mobile postpaid[1] subscriptions and best Internet[2] net adds in five quarters with growth of +3,000 Internet[2] subscriptions. Supported by drivers such as strong portfolios and the extensively marketed and expanded Sunrise Rewards programme with strategic focus on existing customers.

•

Q2 financial results moderate as expected and impacted by temporary comparative effects from phased price increases in 2025 versus 2026, and by the cumulative effect of weaker subscriber growth in previous quarters.

•

Adjusted EBITDAaL[3] less P&E Additions (CAPEX4) increased +3.7% YoY in Q2; Adjusted Free Cash Flow[3,5] improved significantly by +33.3% YoY – supported by lower P&E Additions (CAPEX4) and operating cost discipline. This was despite a decrease in revenue (-2.6% YoY) and in Adjusted EBITDAaL (-3.8% YoY).

•	The net loss decreased significantly (by 58.2%), while net cash flow from operating activities increased (+26.4%) and capital expenditure as disclosed in the cash-flow statement[6] decreased (-72.6%).

•

Based on the strengthened commercial momentum, the effective implementation of the price increase in Q3 and important and successful B2C and B2B product launches alongside continued cost discipline, Sunrise fully confirms its financial guidance 2026[7], including the expected dividend for the 2026 financial year[8] of CHF 3.49 per Class A Share and CHF 0.35 per Class B Share in 2027, representing dividend growth of over +2% YoY.

Consolidated results for Q2 2026

(CHF million)	Q2 2025	Q2 2026	Change
Revenue	731.6	712.9	(2.6%)
Residential customers	521.3	499.5	(4.2%)
Business customers and wholesale	208.0	209.0	0.5%
Infrastructure and support functions	2.3	4.4	91.3%
Adjusted EBITDAaL[3]	254.1	244.4	(3.8%)
P&E Additions (CAPEX4)	(116.4)	(101.6)	(12.7%)
Adjusted EBITDAaL[3] less P&E Additions (CAPEX4)	137.7	142.8	3.7%
Adjusted FCF[3,5]	153.3	204.4	33.3%
As reported:
Net loss	(53.6)	(22.4)	58.2%
Net cash provided by operating activities	290.5	367.3	26.4%
Capital expenditures in the cash-flow statement[6]	(165.9)	(45.5)	(72.6%)

Note: The key financial figures are presented on a rebased IFRS basis. Alternative definitions of key performance indicators and reconciliations can be found in the appendix to this ad hoc announcement.

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«Revenue was more moderate in the second quarter, as expected, due to the impact of differently timed price increases. At the same time, we’ve significantly improved new customer acquisition. With our increased focus on existing customers, we’re targeting future growth and have specifically designed Sunrise Rewards to strengthen customer loyalty, reduce churn and foster long-term customer relationships. We’ve also continued to improve our operational efficiency across the board, which is clearly reflected in the increase in Free Cash Flow. We’re driving forward the implementation of our strategy at pace and we’re confirming our 2026 guidance, including our targeted dividend growth of more than 2%», commented André Krause, CEO of Sunrise, on the Q2 2026 results.

Strong customer growth

Sunrise increased its net customer growth in Q2 2026, achieving growth of +21,000 RGUs (revenue-generating units) in the mobile postpaid1 segment and +3,000 RGUs in the broadband Internet2 segment. Growth was supported by increased customer loyalty in the main brand Sunrise, by new-customer business in the business-customer segment and by customer acquisitions in the flanker brands.

The proportion of broadband customers using a Sunrise mobile postpaid subscription continued to grow. This fixed-mobile convergence rate (FMC9) increased by +2.6 percentage points YoY to 61.1%. As of 30 June 2026, Sunrise had around 3.18 million mobile, 1.29 million broadband Internet and 0.96 million enhanced TV RGUs.

Focus on existing customers and new offers strengthen commercial momentum

Positive commercial momentum in RGU growth was supported by increased customer loyalty in the main brand Sunrise. The momentum’s drivers include the enhanced Sunrise Rewards programme, which was widely marketed in Q2, continuing positive development in the broadband business, strong device sales volumes thanks to the popular Device as a Service programme and in the TV business thanks to streaming-service offers. The expanded B2B offering for SMEs (e.g., SME Ready Insurance) and new segment-specific offers from the flanker brands also supported this development.

Based on innovations already initiated in Q2 (e.g., cloud and AI ecosystem) and product launches (e.g., in the device area), the consistent focus on existing customers, including the ongoing expansion of the Sunrise Rewards programme, and the targeted activation and strengthening of selected sales activities in B2B, Sunrise continues to expect positive momentum in the second half of the year.

With the new appointments to the Executive Committee, Sunrise is continuing the consistent implementation of its strategy.

Moderate Q2 financial result influenced by comparative effects

Revenue declined by -2.6% YoY in Q2 2026 because the effect of the price adjustment in 2025 for mobile and broadband subscriptions fell away, while weaker customer growth in previous quarters also had an impact. Part of this effect was offset, however, by a positive contribution from revenues and income outside the traditional subscription business, such as higher service fees and stable handset sales, stable B2B and wholesale revenue and increased revenue in infrastructure and support functions.

The decline in revenue and its underlying effects impacted Adjusted EBITDAaL3, which decreased by -3.8% YoY in Q2 2026. Adjusted EBITDAaL3 was supported by the further optimised operating cost base. Lower spending on IT and external services led to a reduction in operating expenses (OPEX) compared with the previous year. Targeted optimisations also generated further savings in lease costs.

P&E Additions (CAPEX4) amounted to 14.3% of revenue in Q2 2026 and decreased by -12.7% YoY. This was primarily due to lower spending on network capacity expansions and different phasing of network expansion investments, as well as by a normalisation of B2B expenditures, which were higher in Q2 2025 due to costs for onboarding large customers. As a result, Adjusted EBITDAaL3 less P&E Additions (CAPEX4) increased +3.7% YoY.

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Adjusted Free Cash Flow (FCF3,5) increased strongly in Q2 2026, by +33.3% YoY. This seasonal increase was driven, among other factors, by lower supplier payments and more efficient working-capital management, which particularly supports the second and fourth quarters. The improvement in Adjusted Free Cash Flow3,5 compared with the previous year confirms the guidance for the financial year 2026.

The reduction in the net loss compared with the prior-year period of 58.2% was primarily attributable to changes in financial income and expenses resulting from foreign-currency gains and losses. At the same time, supported by favourable working-capital development, lower supplier payments and disciplined cash management, net cash provided by operating activities increased by +26.4%, while capital expenditures in the cash-flow statement6 decreased by -72.6%.

Consolidated results for H1 2026

(CHF million)	H1 2025	H1 2026	Change
Revenue	1,453.7	1,435.7	(1.2%)
Residential customers	1,041.6	1,012.7	(2.8%)
Business customers and wholesale	408.8	418.5	2.4%
Infrastructure and support functions	3.3	4.5	36.4%
Adjusted EBITDAaL[3]	494.1	490.3	(0.8%)
P&E Additions (CAPEX4)	(259.5)	(235.2)	(9.4%)
Adjusted EBITDAaL[3] less P&E Additions (CAPEX4)	234.6	255.1	8.7%
Adjusted FCF[3,5]	36.8	93.4	153.8%
As reported:
Net loss	(54.9)	(61.8)	(12.6%)
Net cash provided by operating activities	461.6	467.1	1.2%
Capital expenditures in the cash-flow statement[6]	(273.9)	(128.3)	(53.2%)

Note: The key financial figures are presented on a rebased IFRS basis. Alternative definitions of key performance indicators and reconciliations can be found in the appendix of this ad hoc announcement.

Financial guidance for 2026 reconfirmed

Based on the positive commercial response to the existing- and new-customer offerings, the strengthened focus on existing customers, the expected normalisation of the comparative effects arising from the phasing of the price increases, the effective implementation of the price increases and the continuing improvements in cost efficiency, Sunrise fully reconfirms its financial guidance for 20268 as follows:

•	Revenue: broadly stable

•	Adjusted EBITDAaL[3]: around CHF 1 billion

•	Capital expenditure (CAPEX4)/revenue: <15%

•	Adjusted FCF[3,5]: CHF 380 – 400 million

•	Expected dividend for the 2026 financial year[8]: CHF 3.49 per Class A Share and CHF 0.35 per Class B Share in 2027, in line with the targeted progressive dividend policy (+>2% YoY).

The expected dividend for the 2026 financial year will be paid exclusively from reserves from foreign capital contributions and will therefore be treated as a repayment of qualifying additional paid-in capital for Swiss tax purposes. Accordingly, the expected dividend for the 2026 financial year will not be subject to the 35% Swiss withholding tax. For individuals resident in Switzerland who hold the shares as private assets, the dividend is also generally not subject to Swiss income tax. Sunrise expects this tax treatment to continue to apply to dividends in the medium-term future.

Note: The key financial figures and growth rates are presented on an adjusted (IFRS) basis. Alternative definitions of key performance indicators and reconciliations can be found in the appendix of this ad hoc announcement.

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[1]	Net additions of residential customers and B2B.

[2]

Organic net adds of 0k in Q2 2025 and (7k) in Q3 2025, (2k) in Q4 2025, excluding removal of (2k), (3k), (1k), as per factsheet disclosure. In Q2/Q3 the removal was part of the Interbrand Migrations, whereas the Q4 correction related to a technical clean-up of legacy ADSL lines identified in January 2026 with no underlying customers, billing or revenues. It has been adjusted in Q4 2025 to maintain comparability of organic trends. Factsheet includes c.2k non-organic Internet net adds in Q2 2026 from the correction of missing Q4 2025 additions.

[3]

Quantitative reconciliations to net income/loss (including net income/loss growth rates) and to cash flow from operating activities for the Adjusted EBITDA, Adjusted EBITDAaL and Adjusted FCF forecasts cannot be provided without undue effort, as neither (i) certain non-cash expenses and income, including components of non-operating income/expenses, depreciation and amortisation, and impairment losses, restructuring and other operating items included in net income/loss from continuing operations, nor (ii) specific changes in working capital affecting cash flow from operating activities, are forecast. The items that Sunrise does not forecast may vary significantly from period to period, subject to unforeseen events.

[4]	Excluding finance-lease additions from rental expenses, ice-hockey rights and M&A activity.

[5]

In Q4 2024, Sunrise reached a settlement with the Canton Zurich tax authority regarding a tax audit for years 2019 to 2021 performed during 2024. The final settlement figure agreed covered fiscal years 2019 to 2024 and amounted to approximately CHF 60m. As a result, Sunrise has recognised significant prior year taxes in the current period, which have been cash settled via amended returns on a cantonal basis largely during 2025, with diminishing phasing over the years 2026 and 2027. Adj. FCF excludes the tax-settlement-related charge and it is not included in the FY 2026 Guidance due to pre-funding of the tax settlement by Liberty Global.

[6]	Capital expenditure as part of the net outflow of cash for investing activities («Capital expenditure in cash flows from investing activities»).

[7]	IFRS, on an adjusted basis.

[8]	To be proposed by the Board of Directors of Sunrise upon achieving the financial guidance for the 2026 financial year and subject to approval by the Annual General Meeting.

[9]

Fixed-mobile convergence indicates the number of residential customers who have subscribed to both a fixed-line broadband Internet service and a postpaid mobile service, divided by the total number of customers who have subscribed to at least one fixed-line broadband Internet service.

The investor presentation can be found on the Sunrise Investor Relations website. The live conference call and webcast for analysts and investors will begin at 10:00 CEST.

Sunrise Investor Relations Alex Herrmann +41 58 777 61 00 investor.relations@sunrise.net	Sunrise Media Relations 0800 333 000 media@sunrise.net

ABOUT SUNRISE

Sunrise Communications AG («Sunrise»), with its strong number-two position, is the leading challenger in the Swiss telecoms market and is listed on the SIX Swiss Exchange (SUNN).

With the most comprehensive fixed-line access and a world-class mobile network, Sunrise offers the highest gigabit coverage in Switzerland, stands out through premium quality and is optimally positioned for growth. Leveraging its best-in-class, future-proof networks, Sunrise provides residential customers with high-quality mobile, fixed-line, broadband and TV services, and supports business customers from a one-stop shop with 360° communications and integrated ICT solutions for connectivity, security and IoT, thereby accelerating their digitalisation.

As of the end of June 2026, the Sunrise customer base included around 3.18 million mobile, 1.29 million broadband and 0.96 million TV customers (RGUs), as well as thousands of companies as business customers.

Sunrise fosters a dynamic and international environment where every voice is heard, perspectives are shared and values are respected. Sunrise firmly believes that equal opportunities for a diverse workforce are critical to the company’s success. Around 2,900 employees (FTE) from roughly 80 nations contribute to the success of Sunrise with their expertise, innovative thinking and exceptional commitment – reflecting the diversity of our customers. www.sunrise.ch

Forward-looking statements

This ad hoc announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including projected financial and operating data, such as Sunrise’s outlook for 2026, as well as expectations regarding 2026 guidance and dividend growth, subject to financial performance, legal and regulatory constraints, and Board and shareholder approvals, Sunrise’s financial position, operating results, business activities, market share, the network, service revenue, Adjusted EBITDAaL, investments, the expected generation of Adjusted Free Cash Flow, its timing and intended use, expectations regarding mobile postpaid and Internet subscriptions, Sunrise’s growth and other strategies, future growth prospects and anticipated measures to achieve growth, including the B2B strategy, Sunrise’s expectations, plans and opportunities, including, amongst other things, those relating to new product and service offerings, capital expenditure levels and phasing, cost optimization initiatives, artificial intelligence-related products, services and partnerships, which remain subject to technological development and customer adoption and the associated expected timeframe and potential benefits thereof, expectations regarding net customer growth, ongoing operational efficiency improvements, the macroeconomic environment, expectations and potential increases in future dividends, the costs and terms of Sunrise’s liabilities to third parties, as well as other information and statements that are not historical facts.

These forward-looking statements are based on current expectations, estimates and projections of factors affecting Sunrise’s future performance and are subject to significant risks and uncertainties, some of which are beyond Sunrise’s control. This could result in actual results differing materially from those expressed or implied by these statements. These risks and uncertainties include, among other things, future market conditions, currency fluctuations, Sunrise’s indebtedness and the potential effect on its ability to execute its business strategy, customer churn and its impact on its revenues and cash flow, as well as other factors, such as detailed filings with the US Securities and Exchange Commission (SEC), including most recently the Form 20-F filed by Sunrise and related subsequent reports.

These forward-looking statements are valid only at the time of publication of this document. Statements regarding the future are based on expectations which, in Sunrise’s view, are founded on reasonable assumptions. However, there is no guarantee that these expectations will actually be realised. Even if expectations need to be adjusted due to new events, conditions or circumstances, Sunrise is under no obligation to update or revise these forward-looking statements. It should be noted that undue reliance should not be placed on forward-looking statements.

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Appendix to the ad hoc announcement pursuant to Article 53 LR

Non-IFRS Financial Measures

This ad-hoc announcement includes financial measures that are not presented in accordance with International Financial Reporting Standards (IFRS), including Adjusted EBITDA, Adjusted EBITDAaL, Adjusted EBITDAaL less P&E Additions and Adjusted FCF.

Sunrise believes that Adjusted EBITDA and Adjusted EBITDAaL are meaningful measures because they provide a transparent view of Sunrise’s recurring operating performance, which is unaffected by its capital structure, and allow management to (a) readily identify operating trends, (b) perform analytical comparisons and benchmarking between segments, and (c) identify strategies to improve operating performance.

Sunrise also believes that Adjusted EBITDA and Adjusted EBITDAaL are useful to investors because they provide a basis for comparing Sunrise’s performance with that of other companies in the same or similar industries.

Reconciliation of non-IFRS financial measures

Net income (loss) – Adjusted EBITDAaL (CHF million)	Q2 2025	Q2 2026	H1 2025	H1 2026
Net income (loss)	(53.6)	(22.4)	(54.9)	(61.8)
Income tax expense (income)	(15.8)	(2.9)	(12.0)	(13.6)
Share of losses (gains) of affiliates	(3.0)	—	(4.1)	(2.0)
Net financial expense (income)	97.6	57.5	108.9	123.0

Operating income (loss)	25.2	32.2	37.9	45.6
Depreciation and amortisation (non-lease-related)	222.8	217.8	456.2	431.8
Depreciation of right-of-use assets	32.1	31.2	65.0	61.9
Share-based compensation expense	16.2	8.6	23.5	14.4
Impairments, restructuring and other operating items	5.1	1.0	7.1	28.5

Adjusted EBITDA (as reported)	301.4	290.7	589.7	582.1
Lease-related expenses	(47.3)	(46.3)	(95.6)	(91.8)

Adjusted EBITDAaL (as reported)	254.1	244.4	494.1	490.3
Rebase adjustment: Pro forma transaction costs(1)	—	—	—	—

Adjusted EBITDAaL (rebased)	254.1	244.4	494.1	490.3

Net cash provided by operating activities – Adjusted FCF (CHF million)	Q2 2025	Q2 2026	H1 2025	H1 2026
Net cash provided by operating activities	290.5	367.3	461.6	467.1
Interest paid	(32.9)	(18.7)	(135.9)	(143.5)
Interest-related derivative receipts (payments)	15.6	—	5.4	30.7
Vendor financing additions	97.6	52.6	188.4	138.8
Capital expenditure	(165.9)	(45.5)	(273.9)	(128.3)
Principal payments on vendor financing	(41.2)	(132.2)	(174.2)	(219.7)
Payments of lease liabilities	(19.4)	(20.0)	(54.7)	(59.2)

Adjusted Free Cash Flow (as reported)	144.5	203.5	16.8	85.9
Rebase adjustment: Pro forma transaction costs(1)	—	—	—	—
Rebase adjustment: Tax audit(2)	8.8	0.9	20.0	7.5

Adjusted Free Cash Flow (rebased)	153.3	204.4	36.8	93.4

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Capital expenditure – P&E Additions (CAPEX) (CHF million)	Q2 2025	Q2 2026	H1 2025	H1 2026
Capital expenditure	165.9	45.5	273.9	128.3
Mergers and acquisitions (asset deals)	(3.0)	—	(3.0)	—
Recognition of sport-broadcasting rights	—	—	—	—
Assets acquired under vendor financing	16.5	64.8	31.9	120.1
Changes in current liabilities relating to capital expenditure (including related-party amounts)	(63.0)	(8.7)	(43.3)	(13.2)

P&E Additions (CAPEX)	116.4	101.6	259.5	235.2

(1)

Represents certain one-time Sunrise spin-off-related costs during 2024. The above adjustment reverses the effect of these one-time costs and normalises the effect of the incremental costs so as not to impact the underlying growth rates of the business for this non-organic impact.

(2)

In Q4 2024, Sunrise reached a settlement with the Canton Zurich tax authority regarding a tax audit for years 2019 to 2021 performed during 2024. The final settlement figure agreed covered fiscal years 2019 to 2024 and amounted to approximately CHF 60m. As a result, Sunrise has recognised significant prior-year taxes in the current period, which were largely cash settled via amended returns on a cantonal basis in 2025, which will lead to reduced payments in years 2026 and 2027.

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